Exhibit (a)(9)
October 18, 2005
By Federal Express and Facsimile: (612) 338-2860
Badger Retail Holding, Inc.
c/o Goldner Hawn Johnson & Morrison Incorporated
3700 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Attention:	Michael T. Sweeney Michael S. Israel
Dear Sirs:
     Reference is made to that certain Agreement and Plan of Merger dated April 7, 2005, as amended (the “Merger Agreement”), by and among Badger Retail Holding, Inc., a Delaware corporation, Badger Acquisition Corp., a Wisconsin corporation, and ShopKo Stores, Inc., a Wisconsin corporation (the “Company”). This notice is being sent to you on behalf of the Company pursuant to Sections 5.4(b) and 7.1(h), and in accordance with Section 8.2, of the Merger Agreement.
     The Special Committee of the Board of Directors of the Company received a proposal from Sun Capital Partners IV, Inc., SKO Group Holdings, Inc. and SKO Acquisition Corp. with respect to the acquisition of the Company. This proposal was embodied in a merger agreement (the “Sun Merger Agreement”) executed by SKO Group Holdings, Inc. and SKO Acquisition Corp., an equity commitment letter signed by Sun Capital Partners IV, LP and financing letters from Wachovia Bank, National Association, Wachovia Capital Markets LLC and Ableco Finance LLC. Copies of the Sun Merger Agreement, the equity commitment letter and the financing letters are included herewith.
     The Special Committee has determined in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation, that the Sun Merger Agreement constitutes a “Superior Proposal” as defined in Section 8.1 of the Merger Agreement. In addition, the Board of Directors of the Company has determined in its good faith judgment, after consultation with and having considered the advice of outside legal counsel and a financial advisor of nationally recognized reputation, that the Sun Merger Agreement constitutes a “Superior Proposal” as defined in Section 8.1 of the Merger Agreement. The Board of Directors has further determined to approve and adopt the Sun Merger Agreement and to terminate the Merger Agreement in accordance with Section 7.1(h) of the Merger Agreement.
     Therefore, in accordance with Section 7.1(h) of the Merger Agreement, the Company hereby terminates the Merger Agreement. As contemplated by Section 7.3(b)(x)(ii) of the Merger Agreement, the Company will today deliver $13.5 million in immediately available funds to Badger Retail Holding, Inc. If you will provide us with wire transfer instructions (for which we previously asked on several occasions), that wire will be sent promptly. Otherwise a cashier’s check will be sent.

Badger Retail Holding, Inc.
October 18, 2005

     The Company will issue a press release announcing the termination of the Merger Agreement and the approval and adoption of the Sun Merger Agreement on October 18, 2005.

Sincerely,
/s/ Steven P. Andrews
Steven R. Andrews
Senior Vice President Law and Human Resources

Badger Retail Holding, Inc.
October 18, 2005

cc:	Kaplan Strangis & Kaplan, P.A. 5500 Wells Fargo Center 90 South 7th Street Minneapolis, MN 55402 Attention: James C. Melville, Esq. Facsimile: (612) 375-1143

Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 Attention: Eileen T. Nugent, Esq. Facsimile: (212) 735-2000

ShopKo Stores, Inc. 700 Pilgrim Way Green Bay, WI 54304 Attention: General Counsel Facsimile: (920) 429-7401

Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202 Attention: Dennis F. Connolly and Christopher B. Noyes Facsimile: (414) 273-5198

Hillcrest Capital Partners 225 South Sixth Street Suite 2660 Minneapolis, MN 55402 Attention: John G. Turner Facsimile: (612) 767-2186